

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 MAY 29 AM 7:21



03022387

16 May 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dew GKN PLC SUPPL

Exemption File 82-5204

Dear Sir,

GKN plc – Chairman's AGM Trading Statement

For your information I enclose a copy of the above, which was sent to the London Stock Exchange yesterday.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 6/6

COMPLIANCE/SEC/COR/notification of press release

15 May 2003

GKN Chairman's AGM Statement

"At the Annual General Meeting of GKN plc in London today, Sir David Lees, Chairman, made the following statement in relation to current trading:

"Trading for the first four months of the year has been in line with our expectations. Automotive production in the first quarter was broadly level with last year although, as forecast, production levels in the second quarter are running lower than the same period last year, particularly in North America. Aerospace markets remain mixed with strong military demand being offset by depressed conditions in the civil market.

"Against that background the Group continues to show growth in sales. However as anticipated in the March Outlook Statement, higher pension costs, which are estimated to rise by £19 million this year, combined with difficult market conditions have depressed margins slightly. Driveline profits are down on the same period last year although Powder Metallurgy continues to improve its performance. OffHighway Systems is down on last year; Aerospace Services a little ahead. The underlying trading result for AgustaWestland is also close to last year's level, although the reported result shows an improvement due to the £11 million one-off cost of reorganisation charged to operating profit in 2002. As anticipated, interest costs are above last year's level largely as a consequence of lengthening the maturity of the Group's borrowings during 2002.

"Looking ahead for the rest of the year, Automotive production in the second half is forecast at levels broadly comparable to the second half of last year in both North America and Western Europe. No change is foreseen in the Aerospace or Offhighway markets, but sales in AgustaWestland, after a strong first half, are anticipated to slow due to the phasing of major programs.

"In conclusion, overall trading performance and market demand for the first four months have been much as anticipated at the time of the Results Statement made in early March. The outlook for the year is in line with current market expectations. Looking further ahead we remain confident that our strategic focus will enable us to deliver enhanced shareholder value."

Enquiries:
GKN Corporate Communications
020 7463 2424